June 1, 2020

VIA EDGAR

Mr. Tim Buchmiller and Ms. Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VIVOS INC Post-Qualification Amendment No. 2 to Form 1-A Filed May 21, 2020 File No. 024-11049

Ladies and Gentlemen:

This letter is submitted on behalf of Vivos Inc. (the “Company”) in response to comments of the staff of the Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Post-Qualification Amendment No. 2 to Form 1-A filed May 21, 2020, as set forth in your letter dated May 29, 2020 (the “Comment Letter”), addressed to Michael Korenko, President and Chief Executive Officer of the Company. The Company is filing its Post-Qualification Amendment No. 3 (the “Post-Qualification Amendment No. 3”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Post-Qualification Amendment No. 2 to Form 1-A

Use of Proceeds, page 20

1.	We note your revisions in response to prior comment 2 and refer to your disclosure in the second paragraph of this section which appears to indicate that you may secure incremental funding from this offering in excess of $4,050,000. Since you are only qualifying 150 million shares at the $0.027 offering price, it is not clear how you would raise funding in this offering in excess of $4,050,000. Please revise as appropriate and ensure that your disclosure in this section indicates whether you will be able to complete the pre-clinical testing required to file an IDE with the FDA to initiate clinical trials for advanced human skin cancer at the 100% offering level.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that, in response, the Company has revised the sentence under the caption “Use of Proceeds” that indicated that the Company may secure incremental funding from the offering in excess of $4.05 million. In this regard, the Company advises the Staff that it has no intention of exceeding the number of shares offered pursuant to the offering statement and Form 1-A.

In response to the second part of the Staff’s comment, we have added additional disclosure that the Company will be able to complete the pre-clinical testing required to file an IDE with the FDA to initiate clinical trials for advanced human skin cancer at the 75% offering level and above, and that in the event we do not secure funding at the 75% level, we may be required to seek additional financing to complete the submission, although the Company will proceed with preparing the IDE for filing using proceeds from the offering at a level below 75%.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Daniel W. Rumsey, at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Michael Koreko President and Chief Executive Officer Vivos Inc.